ENOVIX CORPORATION

3501 W. Warren Avenue

Fremont, CA 94538

August 16, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Manufacturing

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-3010

Attention: Sarah Sidwell

RE:	Enovix Corporation

Registration Statement on Form S-3

Filed August 9, 2023

File No. 333-273858

Ladies and Gentlemen:

Enovix Corporation (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on Friday, August 18, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Matthew Hemington and John McKenna of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Matthew Hemington of Cooley LLP, counsel to the Registrant, at (650) 843-5062, or in his absence, John McKenna at (650) 843-5059.

[Signature Page Follows]

Very truly yours,

ENOVIX CORPORATION

By:	/s/ Farhan Ahmad
Name:	Farhan Ahmad
Title:	Chief Financial Officer

cc:	Matthew Hemington, Cooley LLP

John McKenna, Cooley LLP